SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in the statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

(Amendment No. ______)

Milestone Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

599358108
(CUSIP Number)

Vicki Z. Holleman
c/o Loeb Partners Corporation
61 Broadway
New York, New York 10006
(212) 483-7047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

SCHEDULE 13D

CUSIP No.: 599358108	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Loeb Partners Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	26,737 21,508 26,737 21,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%

14	TYPE OF REPORTING PERSON* CO, BD, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 599358108	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Loeb Arbitrage Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	379,659 0 379,659 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,659

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85%

14	TYPE OF REPORTING PERSON* PN, BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 599358108	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. D'Angelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	229,000 0 229,000 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.: 599358108	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GJD Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	27,000 0 27,000 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Less than 1%

SCHEDULE 13D

CUSIP No.: 599358108	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Value Equity Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	36,022 0 36,022 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Less than 1

          On March 13, 2001, a group (the “Group”) of stockholders of Milestone Properties, Inc., a Delaware corporation (the “Issuer”), consisting of Loeb Partners Corporation, a Delaware corporation (“LPC”), Loeb Arbitrage Fund, a New York partnership (“LAF”), George J. D’Angelo (“Mr. D’Angelo”), GJD Partners, L.P., a Delaware partnership (“GJD Partners”), and Value Equity Advisors, Inc., a Florida corporation (“Value Equity”), was formed for the purposes set forth herein. LPC and LAF (which entities had previously filed a Schedule 13D, as amended, as a group) may be referred to herein collectively as the “Loeb Entities”. Mr. D’Angelo, GJD Partners and Value Equity (which entities also had previously filed a Schedule 13D, as amended) may be referred to herein collectively as the “D’Angelo Entities”. Upon the formation of the Group, each of the Group, the Loeb Entities and the D’Angelo Entities could be considered to be the beneficial owner of more than five percent of the Common Stock of the Issuer (as more fully described herein). In connection with the formation of the Group, this report on Schedule 13D is being filed.

Item 1.  Security and Issuer.

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share, of the Issuer (the “Common Stock”). The beneficial ownership of the Group in this Schedule 13D is based upon 4,288,542 shares of Common Stock being issued and outstanding on November 9, 2000, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2000, as filed with the Securities and Exchange Commission on November 13, 2000. The principal executive offices of the Issuer are located at 150 E. Palmetto Park Road, 4th Floor, Boca Raton, Florida 33432.

Item 2.  Identity and Background.

          This Statement is being filed by the Group, LPC, LAF, Mr. D’Angelo, GJD Partners and Value Equity. The Group consists of LPC, LAF, Mr. D’Angelo, GJD Partners and Value Equity (collectively, the “Reporting Persons”). The Group was formed on March 13, 2001.

          (1)   LPC is a Delaware corporation. The address of its principal business and principal office is 61 Broadway, New York, New York 10006. LPC is a registered broker/dealer and a registered investment adviser.

          (2)   LAF is a New York limited partnership. The address of its principal business and principal office is 61 Broadway, New York, New York 10006. LAF is a registered broker/dealer.

          (3)   Mr. D’Angelo, a United States citizen, has his business address at 1115 Abbeys Way, Tampa, Florida 33602. His present principal occupation is President of Value Equity.

          (4)   GJD Partners is a Delaware limited partnership. The address of its principal business and principal office is 1115 Abbeys Way, Tampa, Florida 33602. Its principal business is investing and trading in securities.

          (5)   Value Equity is a Florida corporation. The address of its principal business and principal office is 1115 Abbeys Way, Tampa, Florida 33602. Its principal business is investing and trading in securities.

          Information concerning the general partner and persons controlling LAF and GJD Partners are set forth on Schedules I and II, respectively, and information concerning the directors and executive officers of LPC and Value Equity are set forth in Schedules III and IV, respectively, attached hereto. Schedules I through IV set forth the following information with respect to each such person:

           (a)  name;

           (b)  business address (or residence address where so indicated);

          (c)   present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

           (d)  citizenship.

          During the last five years, none of LPC, LAF, Mr. D’Angelo, GJD Partners, Value Equity or the individuals set forth on Schedules I through IV attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

           Not material as to the Group or any member or members thereof.

Item 4.  Purpose of Transaction.

          The Group has been formed in order to consider pursuing various alternative courses of action with respect to the management and operations of the Issuer with a view toward increasing shareholder value. To this end, the Reporting Persons may engage in any number of activities, including but not limited to the following: (i) meetings and discussions with management and the Board of Directors of the Issuer with the intent to influence the Issuer’s business and affairs, including the acquisition and disposition of assets, business or properties or the pursuit of strategic initiatives; (ii) discussions with other stockholders of the Issuer with the intent to communicate the viewpoints of the Reporting Persons and thereby seek their support in so influencing the Issuer’s business and affairs; and (iii) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer. At this time, the Reporting Persons do not seek to acquire control of the Issuer.

Item 5.  Interest in Securities of the Issuer.

          Based on information included in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2000, there were 4,288,542 shares of Common Stock outstanding as of November 9, 2000.

           (a)  The Reporting Persons, as members of a group, beneficially own 719,926 shares, or 16.8%, of the Common Stock.

          (b)   (i) LPC is the beneficial owner of 48,245 shares of Common Stock, which constitutes approximately 1.12% of the issued and outstanding shares of Common Stock. LPC has sole power to vote and to dispose of 26,737 shares of Common Stock. LPC has shared power to vote and to dispose of 21,508 shares of Common Stock held in managed accounts. Of this amount, LPC has investment discretion over 6,850 shares of Common Stock purchased for the accounts of two customers.

          (ii)   LAF is the beneficial owner of 379,659 shares of Common Stock, which constitutes approximately 8.85% of the issued and outstanding shares of Common Stock. LAF has sole power to vote and to dispose of these shares of Common Stock.

           (iii)  Mr. D'Angelo is the beneficial owner of 229,000 shares of Common Stock, which constitutes approximately 5.34% of the issued and outstanding shares of Common Stock. Mr. D'Angelo has sole power to vote and to dispose of these shares of Common Stock.

          (iv)   GJD Partners is the beneficial owner of 27,000 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock. GJD Partners has sole power to vote and to dispose of these shares of Common Stock.

          (v)   Value Equity is the beneficial owner of 36,022 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock. Value Equity has sole power to vote and to dispose of these shares of Common Stock.

           (c)  Except as set forth below, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days:

Name                   Date          Transaction     Quantity    Price per Share
----                   ----          -----------     --------    ---------------

Value Equity     March 13, 2001      Purchase*        9,500         $1.91

Value Equity     February 27, 2001   Purchase*       14,922         $1.91

----------
*  All purchases were made on the open market

          (d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          The Reporting Persons have agreed orally to act in concert for the purpose of influencing the business and affairs of the Issuer in the manner described in Item 4 hereof. However, the Reporting Persons presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Common Stock or any other equity securities and will continue to maintain individual and independent decision making with respect to the acquisition, disposition or voting of the Common Stock and any of its other securities beneficially owned by each Reporting Person.

Item 7.  Material to be Filed as Exhibits.

          The following materials are filed as exhibits to this Schedule 13D:

           Exhibit 1                Joint Reporting Agreement

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 22, 2001

LOEB PARTNERS CORPORATION By: /s/ Arthur E. Lee Name: Arthur E. Lee Title: Executive Vice President

LOEB ARBITRAGE FUND By: Loeb Arbitrage Management, Inc., its General Partner By: /s/ Arthur E. Lee Name: Arthur E. Lee Title: President /s/ George J. D'Angelo George J. D'Angelo

GJD PARTNERS, L.P. By: D'Angelo Capital Corp., its General Partner By: /s/ George J. D'Angelo Name: George J. D'Angelo Title: President

VALUE EQUITY ADVISORS, INC. By: /s/ George J. D'Angelo Name: George J. D'Angelo Title: President

EXHIBIT INDEX

Exhibit No. 1	Description Joint Reporting Agreement

SCHEDULE I

          The General Partner of Loeb Arbitrage Fund is Loeb Arbitrage Management, Inc., a Delaware corporation (“LAM”), with an address of 61 Broadway, New York, New York 10006. The name and present principal occupation of each of the executive officers and directors of LAM are set forth in the table below. Each person identified in the table below is a United States citizen, and the principal business address of each is Loeb Arbitrage Fund, 61 Broadway, New York, New York 10006. Loeb Arbitrage Fund is a registered broker/dealer.

Name Arthur E. Lee Thomas L. Kempner Peter A. Tcherepnine Edward J. Campbell Mark J. Kaplow	Present Principal Occupation or Employment President Chairman of the Board Vice President Vice President Secretary

          Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of LAM. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Robert Krones, Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

SCHEDULE II

          The General Partner of GJD Partners, L.P. is D’Angelo Capital Corp., a Delaware corporation (“D’Angelo Capital”), with an address of 1115 Abbeys Way, Tampa, Florida 33602. The name and present principal occupation of each of the executive officers and directors of D’Angelo Capital are set forth below. Each person identified below is a United States citizen, and, except as otherwise provided, the principal business address of each is 1115 Abbeys Way, Tampa, Florida 33602.

Name George J. D'Angelo George J. D'Angelo, MD*	Present Principal Occupation or Employment President and Director Director

__________

* The address of George J. D'Angelo, MD is 3232 Westwood Estates, Erie, Pennsylvania 16506. He is a retired physician.

           Mr. D'Angelo is the sole stockholder of D'Angelo Capital Corp.

SCHEDULE III

          The name and present principal occupation of each of the executive officers and directors of Loeb Partners Corporation are set forth below. Each person identified below is a United States citizen, and the principal business address of each is Loeb Partners Corporation, 61 Broadway, New York, New York 10006. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser.

Name Thomas L. Kempner Arthur E. Lee Peter A. Tcherepnine Norman N. Mintz Vicki Z. Holleman

Present Principal Occupation or Employment

President, Chief Executive Officer and Director

Executive Vice President

Executive Vice President and Director

Vice President and Director

Senior Vice President and Secretary

          Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of Loeb Partners Corporation. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Robert Krones, Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

SCHEDULE IV

          The name and present principal occupation of each of the executive officers and directors of Value Equity Advisors, Inc. are set forth below. The person identified below is a United States citizen, and his principal business address is 1115 Abbeys Way, Tampa, Florida 33602.

Name George J. D'Angelo	Present Principal Occupation or Employment President and Director

          Mr. D'Angelo is the sole stockholder of Value Equity.